Subsidiaries of the Company



Subsidiary **                                        Jurisdiction of            Name(s) Under Which Subsidiary
                                                      Incorporation                      Does Business
SoftQuad Software California Inc.                       California      SoftQuad Software California Inc.

SoftQuad Acquisition Corp.                           Ontario (Canada)   SoftQuad Acquisition Corp.
        SoftQuad Software Inc.                       Ontario (Canada)   SoftQuad Software Inc.
                 SoftQuad Software UK Limited         United Kingdom    SoftQuad Software UK Limited.

**  Indirect   subsidiary  is  indicated  by  indentation   Each  subsidiary  is
wholly-owned by its immediate parent.